[NEXEN INC. LETTERHEAD]



                                                                    May 7, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549


         Re:      Nexen Inc.
                  Request to Withdraw Registration Statement on Form F-3 File No. 333-142652

Ladies and Gentlemen:

                  In accordance with Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Nexen Inc. (the "Registrant") hereby respectfully requests withdrawal of the above-referenced registration statement on Form F-3, together with all exhibits thereto (collectively, the "Registration Statement").

                  The withdrawal is requested as a result of a filing error in the form type. The Registration Statement should have been filed under Form F-3D and was erroneously filed under Form F-3. No securities were sold in connection with the offering. Anne Parker of the Securities and Exchange Commission (the "SEC") has suggested that in order to remedy the filing error, the Registrant should withdraw the Registration Statement and promptly re-file it under the correct form type.

                  The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

                  If you have any questions with respect to this request, please call Edwin S. Maynard, Esq. of Paul, Weiss, Rifkind, Wharton & Garrison LLP, counsel to the Registrant, at (212) 373-3024

                                                     Sincerely,

                                                     NEXEN INC.


                                                     /s/ Rick Beingessner
                                                     --------------------------
                                                     Name:  Rick Beingessner
                                                     Title: Assistant Secretary




cc:   Anne Parker, U.S. Securities and Exchange Commission
      Adam Rubin, Nexen Inc.
      Edwin S. Maynard, Paul, Weiss, Rifkind, Wharton & Garrison LLP